SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Final Amendment)*

AXOGEN, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05463X106

(CUSIP Number)

Martin P. Sutter

EW Healthcare Partners L.P.

(f/k/a Essex Woodlands Fund IX, L.P.)

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	05463X106	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,981,888
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,981,888
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,981,888
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.94%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	05463X106	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Fund IX-GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,981,888
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,981,888
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,981,888
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.94%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	05463X106	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,981,888
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,981,888
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,981,888
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.94%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	05463X106	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,981,888
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,981,888

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,981,888
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.94%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	05463X106	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,981,888
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,981,888

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,981,888
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.94%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	05463X106	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,981,888
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,981,888

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,981,888
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.94%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	05463X106	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,981,888
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,981,888

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,981,888
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.94%
12	TYPE OF REPORTING PERSON IN

ORIGINAL REPORT ON SCHEDULE 13G

Item 1.

(a) Name of Issuer: AXOGEN, INC.

(b) Address of Issuer’s Principal Executive Offices:

13631 Progress Boulevard, Suite 400

Alachua, Florida 32615

Item 2.

(a) Name of Person Filing: This Schedule 13G is being filed jointly by EW Healthcare Partners L.P., a Delaware limited partnership (“Essex IX Fund”), Essex Woodlands Fund IX-GP, L.P., a Delaware limited partnership (the “Essex IX Fund GP”), Essex Woodlands IX, LLC, a Delaware limited liability company (“Essex IX General Partner”), Martin P. Sutter, an individual, R. Scott Barry, an individual, Ronald Eastman, an individual and Petri Vainio, an individual (each a “Manager”, collectively, the “Managers”, and together with the Essex IX Fund, Essex IX Fund GP and the Essex IX General Partner, the “Reporting Persons”).

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway, Suite 225, The Woodlands, Texas 77380.

(c) Citizenship: (i) EW Healthcare Partners L.P. is a Delaware limited partnership; (ii) Essex Woodlands Fund IX-GP, L.P. is a Delaware limited partnership; (iii) Essex Woodlands IX, LLC is a Delaware limited liability company; (iv) Martin P. Sutter, R. Scott Barry, Ronald Eastman and Petri Vainio are all individuals who are citizens of the United States.

(d) Title and Class of Securities: Common Stock

(e) CUSIP Number: 05463X106

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a 8).

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d- 1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a 3);

(j) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned.

For each of Essex IX Fund, the Essex IX Fund GP and the Essex IX General Partner, 1,981,888.

For each of the Managers, 1,981,888 shares.

(b) Percent of Class.

The following percentages are calculated based on 40,126,253 shares Common Stock outstanding on October 27, 2020, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 30, 2020.

For each of Essex IX Fund, the Essex IX Fund GP and the Essex IX General Partner, 4.94%.

For each of the Managers, 4.94%.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

For each of Essex IX Fund, the Essex IX Fund GP and the Essex IX General Partner, 1,981,888 shares.

(ii) Shared power to vote or to direct the vote:

For each of the Managers, 1,981,888 shares.

(iii) Sole power to dispose or to direct the disposition of:

For each of Essex IX Fund, the Essex IX Fund GP and the Essex IX General Partner, 1,981,888 shares.

(iv) Shared power to dispose or to direct the disposition of:

For each of the Managers, 1,981,888 shares.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2021

EW HEALTHCARE PARTNERS L.P.			INDIVIDUALS:

By:	Essex Woodlands Fund IX-GP, L.P.,
Its General Partner
/s/ Martin P. Sutter
By:	Essex Woodlands IX, LLC,		Name:	Martin P. Sutter
Its General Partner

By:	/s/ Martin P. Sutter		/s/ R. Scott Barry
	Name:	Martin P. Sutter	Name:	R. Scott Barry
	Title:	Managing Director

ESSEX WOODLANDS FUND IX-GP, L.P.			/s/ Ronald Eastman
Name: Ronald Eastman
By:	Essex Woodlands IX, LLC,
Its General Partner
/s/ Petri Vainio
By:	/s/ Martin P. Sutter		Name: Petri Vainio
	Name:	Martin P. Sutter
	Title:	Managing Director

ESSEX WOODLANDS IX, LLC

/s/ Martin P. Sutter
Name: Martin P. Sutter
Title: Managing Director